Exhibit 99.3

Report of the Statutory Auditor on the Compensation Report in Accordance with the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance)

Contents

•	Report of the Statutory Auditor

•	Compensation of the Board of Directors

•	Compensation of the Members of the Executive Committee

•	Equity Incentive Plans of the Board of Directors and the Members of the Executive Team

Annex

•	Compensation Philosophy, Principles and Governance

To the General Meeting of AC Immune SA, Ecublens	Lancy, 17 March 2017

 Report of the statutory auditor on the remuneration report

We have audited the remuneration report of AC Immune SA for the year ended 31 December 2016.The audit was limited to the information according to articles 14–16 of the Ordinance against Excessive Compensation in Stock Exchange Listed Companies (Ordinance) contained in the tables 1.c., 2.c.and 3., and the information in section 1.b.and 3.of the remuneration report.

Board of Directors’ responsibility

The Board of Directors is responsible for the preparation and overall fair presentation of the remuneration report in accordance with Swiss law and the Ordinance. The Board of Directors is also responsible for designing the remuneration system and defining individual remuneration packages.

Auditor’s responsibility

Our responsibility is to express an opinion on the remuneration report. We conducted our audit in accordance with Swiss Auditing Standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the remuneration report complies with Swiss law and articles 14 – 16 of the Ordinance.

An audit involves performing procedures to obtain audit evidence on the disclosures made in the remuneration report with regard to compensation, loans and credits in accordance with articles 14 – 16 of the Ordinance. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatements in the remuneration report, whether due to fraud or error. This audit also includes evaluating the reasonableness of the methods applied to value components of remuneration, as well as assessing the overall presentation of the remuneration report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion In our opinion, the remuneration report for the year ended 31 December 2016 of AC Immune SA complies with Swiss law and articles 14 – 16 of the Ordinance.

Ernst & Young Ltd

/s/ Jürg Zürcher	/s/ Chris Roberts
Licensed audit expert	Chartered accountant
(Auditor in charge)

This compensation report has been prepared in accordance with the Federal Ordinance Against Excessive Compensation in Stock Exchange Listed Companies (“Ordinance”), effective January 1, 2014.

1.	Compensation of the Board of Directors

a.	Board Composition in 2016

Name	Appointment	Board	Audit	Compensation and Nomination
			Committee *	Committee *
Martin Velasco	2003	Chairman	Member	Member
Peter Bollmann, PhD	2015	Director	Chairman
Thomas Graney	2016	Director (1)	Member	Member
Detlev Riesner, PhD	2004	Director		Chairman
Friedrich von Bohlen und Halbach, PhD	2015	Director
Andrea Pfeifer, PhD	2016	Director - CEO
Mathias Hothum	2013	Director (2)

(1) – elected November 15, 2016

(2) – term expired November 15, 2016

* Created November 11, 2016

Our Board of Directors is composed of six directors. Each director is elected for a one-year term. The current members of our board of directors were appointed at a shareholders’ meeting held on November 15, 2016 to serve until the 2017 shareholders’ meeting to be held in May 2017.

Swiss law does not require that a majority of our board of directors consist of independent directors. However, our board of directors has determined that, under current listing requirements and rules of NASDAQ (which we are not subject to) and taking into account any applicable committee independence standards, Martin Velasco, Detlev Riesner, Friedrich von Bohlen und Halbach, Peter Bollmann and Thomas Graney are “independent directors”. In making such determination, our board of directors considered the relationships that each non-employee director has with us and all other facts and circumstances our board of directors deemed relevant in determining the director’s independence, including the number of ordinary shares beneficially owned by the director and his or her affiliated entities, if any.

b.	Compensation Structure

Board members are paid a fixed fee dependent on the function exercised. Such fees have been established in light of market practice. In addition to the fixed fee, Board members are awarded stock options under the Company’s equity incentive plans as described more fully in the annex to this report. For 2016, fixed fees were paid semi-annually in Swiss Francs as follows:

•	KCHF 45 (net of social charges) for the chairman

•	KCHF 30 (net of social charges) for other members

c.	2016 Board Compensation

In 2016, the total compensation of the members of the Board of Directors consists of Board fees, social charges and compensation paid in form of shares and stock options and is outlined below:

All amounts are in CHF 000’s

Name	Gross Cash Compensation	Social Contribution	Stock Option Value w/ social contrib.	Total Annual Compensation
	2016	2016	2016	2016
Martin Velasco	48	4	-	52
Peter Bollmann, PhD	16	3	-	19
Thomas Graney	-	-	-	-
Detlev Riesner, PhD	31	1	-	32
Friedrich von Bohlen und Halbach, PhD	32	-	-	32
Andrea Pfeifer, PhD	-	-	-	-
Mathias Hothum	28	-	-	28
	155	8	-	163

(1) – Compensation for Andrea Pfeifer is included in section 2 c below.

(2) - No options were granted in 2016. Stock option value determined based on grant date fair value of stock options using the Black-Scholes model.

d. Loans to Board Members, payments to former members of the Board of Directors and payments to Related Parties of Members of the Board of Directors

In 2016, the Company granted no loans to members or former members of the Board of Directors and as of December 31, 2016, no such loans or credit payments existed to present or former members of the Board of Directors, or to related parties of present or former members of the Board of Directors.

As of December 31, 2016, no compensation was paid to related parties or former members of the Board of Directors.

2.	Compensation for Members of Executive Management

a.	Executive Management Composition

The executive management (EM) during 2016 was comprised of:

Name	Function	Appointment

Andrea Pfeifer, PhD	Chief Executive Officer	2003
George Pavey (1)	Chief Financial Officer	2015
Andreas Muhs, PhD	Chief Scientific Officer	2005
Jean-Fabien Monin	Chief Administrative Officer	2009

(1)	In a press release dated November 23, 2016 it was announced that the Company had appointed Mr. Joerg Hornstein as Chief Financial Officer to replace Mr. George Pavey, who left the company after the initial public offering. Mr. Hornstein is expected to begin his role as Chief Financial Officer on April 1, 2017. In the meantime, Mr. Monin is acting as our interim principal financial officer.

b.	Executive Compensation Principles

Each member of the EM receives remuneration consisting of a base salary, incentive plan, social benefits and an equity incentive plan as described more fully in the annex to this report.

c.	2016 Executive Compensation

The total compensation of the EM and the highest individual compensation of the members of the Executive Management in 2016 are outlined below:

All amounts are in CHF 000’s

Name	Cash Compensation	Other Compensation	Pension (employer)	Employer's Social Contribution	Cash Bonus	Total	Stock Options FMV
	2016	2016	2016	2016	2016	2016	2016
Andrea Pfeifer, PhD	350	28	52	294	305	1,029
Total Executive Committee Compensation	1,080	52	154	431	526	2,243	674

(1)	Stock option value determined based on grant date fair value of stock options using the Black-Scholes model.

d.	Loans, Severance or other Compensation Paid to Members or Former Members of the Executive Committee

In 2016 the Company granted no loans to members or former members of the Executive Committee and as of December 31, 2016, no such loans or credit payments existed to present of former members of the Executive Committee, or to related parties of present or former members of the Executive Committee.

In 2016 no compensation was paid to related parties of present or former members of the executive committee.

3.	Equity Incentive Plans of the Board of Directors and the Executive Committee

Board of Directors and Executive Committee Equity Incentive Plan Summary

The Members of the Board of Directors and Executive Committee held the following equity instruments as of December 31, 2016:

Investments held by members of the Board of Directors (1)

Name	Functions	Number of Shares	Number of Options
		2016	2016
Martin Velasco(2) (3)	Chairman	964,500	10,250
Peter Bollmann, PhD	Director	0	0
Thomas Graney	Director	0	0
Detlev Riesner, PhD (2)	Director	764,000	5,000
Friedrich von Bohlen und Halbach, PhD	Director	78,750	0
Board Member - Departing (Mathias Hothum)	Director	36,500	0
Total		1,843,750	15,250

(1) Excluding Andrea Pfeifer, CEO, whose holdings are listed under Executive Committee

(2) Includes shares held directly and indirectly through vehicles controlled by the Director

Investments held by members of the Executive Committee

Name	Functions	Number of Shares	Options - Vested	Options - Unvested
		2016	2016	2016
Andrea Pfeifer, PhD (3)	Chief Executive Officer	2,908,500	168,000	0
George Pavey	Chief Financial Officer	0	45,000	49,250
Andreas Muhs, PhD	Chief Scientific Officer	581,750	316,750	0
Jean-Fabien Monin	Chief Administrative Officer	265,000	62,500	0
Total		3,755,250	592,250	49,250

(3) A portion of the shares correspond to preferred shares acquired directly by the member through the Company’s successive financial rounds (Series A, B, C and D) and cannot be assimilated to compensation in equity.

Compensation of Current and Former Members of the Board and Executive Management

In connection with options exercised in 2016 by current and former members of the Board and EM, AC Immune paid social contributions, in accordance with applicable laws, on the gain resulting from the difference in exercise price and fair value of the shares at the time of the exercise. With regard to the former Board and EM members, AC Immune paid a total of CHF 156K in 2016. With regard to the current EM members, AC Immune paid a total of CHF 453K in 2016.

Annex to the Report

Compensation Philosophy, Principles and Governance

AC Immune’s values as “A leader in AD Drug Development” are driven by passion to win, innovation, entrepreneurship, team spirit, modesty, communication and leadership. The company aims to attract “world class” professionals and strives for growth, achievement and success. The Company’s values are an essential component of its strategy and key drivers of the company’s performance.

AC Immune's compensation policy is designed to attract, motivate and retain talent in order to sup- port the achievement of the Company’s financial and strategic objectives. The policy further aims at ensuring a fair and competitive compensation package. The Board believes that by combining short- and long-term incentive elements, the compensation system helps to align the interests of the Board members and management with the interests of the Company and its shareholders. In addition, compensation elements are focused on rewarding the delivery of outstanding and sustainable results without inappropriate risk-taking.

In 2016, the Company had engaged a reputable compensation and performance expert firm to benchmark the compensation level and structure for the members of the Board and EM. The analysis included compensation data of the comparable Pharma/Biopharma companies, among which several U.S.-based companies. The Board came to the conclusion that adjustments to the compensation were required in order for AC Immune to remain a competitive employer.

Method of Determining Compensation

The Role and Powers of the Compensation, Nomination and Corporate Governance Committee “CNC”

The CNC consists of three (3) members, who are appointed by the Annual Shareholders' Meeting and the committee enacts its own charter.

Compensation Guidelines:

The CNC recommends guidelines for the compensation of the members of the Board of Directors, the CEO and the Executive Committee, and submits these recommendations to the Board of Directors for approval.

The CNC provides an overall package for near- and long-term compensation, including variable compensation, that (1) is designed to attract, motivate and retain person with the necessary skills and character, (2) is consistent with market conditions, and in the case of variable compensation, consistent with the Company’s and individual’s performance, and (3) aligns the interests of the members of the Board of Directors and the Executive Committee with the interests of the Company. The CNC also periodically reviews the Company’s compensation policies for its employees who are not members of the Executive Committee.

The CNC meets at least four times a year and informs the Board of Directors of its recommendation and resolutions after each meeting.

Approval of Compensation by the Annual Shareholders' Meeting

Swiss law requires a binding approval of the maximum compensation for the Board and the EM. Each year, the Annual Shareholders' Meeting separately approves the total maximum amounts proposed by the Board of Directors pursuant to Articles 32 and 33 of the Articles of Association for:

a)       the non-performance-related compensation of the Board of Directors for the next term of office;

b)       a possible additional compensation of the Board of Directors for the preceding business year;

c)       the non-performance-related compensation of the Executive Committee for the 12-month period starting on 1 July following the Ordinary Annual Shareholders' Meeting;

d)       the variable compensation for the Executive Committee for the current year;

e)       the grant of options or shares in the Company to the Board of Directors and the Executive Committee.

The respective total compensation amounts include social security and occupational pension contributions for the benefit of the members of the Board of Directors, the Executive Committee and the Company.

If the Annual Shareholders' Meeting refuses to approve a respective motion by the Board of Directors, the Board of Directors may either submit a new motion at the same meeting or determine a maximum total remuneration or several maximum partial remunerations, subject to the relevant principles of the compensation, or submit a new motion to the next Annual Shareholders' Meeting for approval. The Company may pay remunerations within the framework of the maximum total or partial remuneration and subject to the approval by the Annual Shareholders' Meeting.

Compensation of the Board of Directors

The CNC reviews and proposes to the Board of Directors the resolution to be submitted to the Ordinary Annual Shareholders' Meeting for the maximum total compensation of the Board of Directors. The CNC will also request approval by the Board of Directors of the individual compensation packages to be paid to members of the Board of Directors.

The compensation for members of the Board typically consists of:

•	Annual cash compensation

•	Annual grant of equity

Both components do not depend on the achievement of corporate goals or the individual performance of a Board member. Additionally, the Company pays the employer’s social security contributions due on these amounts. Board members do not receive any variable compensation.

Compensation of the Executive Committee

The CNC evaluates annually the performance of the CEO and the Executive Committee and submits such evaluation for review and discussion by the Board of Directors, in each case in executive session without the presence of the CEO or the Executive Committee.

Subject to and within the bounds of the maximum compensation approved by the Ordinary Annual Shareholders' Meeting, the CNC reviews and recommends for approval by the Board of Directors the annual base salary, incentive compensation (bonus) and equity compensation of the CEO, and in consultation with the CEO, of the Executive Committee, and the overall compensation of the CEO and the Executive Committee. The CNC also requests approval by the Board of Directors regarding the determination of the compensation-related targets for the Executive Committee and requests approval by the Board of Directors of the individual compensation packages to be paid to members of the Executive Committee.

Elements of Compensation for 2016

Base Salary

Base salaries are highly competitive in order to attract, motivate, and retain persons with the necessary skills and character. The salary level is based on the scope of the position and market conditions and the individual’s profile in terms of experience and skills. The fixed compensation for the EM members includes base salary, social security contributions and payments to the pension fund by the Company. Base salaries are reviewed annually by the CNC, taking into account individual performance and the results of the external benchmarking.

Incentive Plan (Bonus)

The CNC proposes to the Board of Directors an incentive compensation plan providing for variable compensation of the members of the Executive Committee based on the achievement of the Company’s corporate goals and in relation to the Executive Committee based on the individuals’ performance, and approve any changes to such plan as may be proposed by the CEO from time to time. The CNC reviews and approves any employment contracts, severance contracts, or other agreements that the Company proposes to enter into with any present, future or former members of the Executive Committee; provided that the key terms of such contracts shall be submitted for approval by the Board of Directors and shall be within the bounds of the maximum compensation approved by the Ordinary Annual Shareholders' Meeting.

The annual cash bonus for 2016 was based on the achievement of Company and individual goals. The target bonus, i.e. cash bonus to be paid if 100% of corporate and individual objectives are met, is determined individually for each member of the executive management as a fixed amount, ranging from approximately 20% to 90% of the base salary. According to the external benchmarking, the target bonuses continued to be in the lower range of the peer group. The 2016 corporate goals included (i) fulfillment of various R&D project milestones, and (ii) successful completion of an initial public offering. The weightings of the corporate and individual goals are defined for each executive management member and vary depending on the position. In general, the higher the position of an employee, the more weight is put on the achievement of corporate goals rather than on individual goals. The Board determined that the actual target achievement of the 2016 corporate goals was 100%.

Pension Plan and Social Charges

Pension Plan

The Company participates in a collective foundation covering all of its employees including its executive officers. In addition to retirement benefits, the plan provides death or long-term disability benefits. Contributions paid to the plan are computed as a percentage of salary, adjusted for the age of the employee and shared approximately 46% and 54% by employee and employer, respectively. This plan is governed by the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG), which requires contributions to be made to a separately administered fund. The fund has the legal form of a foundation and it is governed by the Board of Trustees, which consists of an equal number of employer’s and employee’s representatives. The Board of Trustees is responsible for the administration of the plan assets and for the definition of the investment strategy.

Social Charges

The Company pays old age and survivors’ insurance (AHV), Disability insurance (IV), Income replacement scheme (EO) as required by Federal Swiss law.

Equity Incentive Plans

Current Plan

The 2016 Option and Incentive Plan (the “2016 Plan”) was established for the officers, employees, non-employee directors and consultants of AC Immune SA.  The 2016 Plan became effective immediately prior to the Company’s initial public offering and provides for a variety of award types, including stock options, restricted stock awards, restricted stock units, unrestricted stock awards, and performance based awards.  Vesting  and performance based conditions vary by grant and are determined by the plan administrator, which is the board of directors or the compensation committee of the board of directors or the Chief Executive Officer under specified delegation limitations granted by the board of directors.  However, option awards with an “Exercise Price” shall be determined at the time of grant by the plan administrator, but shall not be less than 100 percent of fair market value on the date of grant.  Further, awards with an “Option Term” may not exceed 10 years.  No awards were issued under the 2016 Plan during 2016. According to the external benchmarking, the equity awards continued to be in the lower range of the peer group.

Prior Plans

Since our inception in 2003, we have had four separate Prior Plans: Plan A which was established in 2003/2004 and amended in June 2015. Plan B, which was established in 2005; Plan C1, which was established in 2006; and Plan C2; which was also established in 2006 but which is intended specifically for members of our board of directors to purchase our common shares. Due to a change in the taxation of options in 2013, we introduced a new Equity Incentive Plan in 2013. The vesting periods of options issued under our Prior Plans vary. The options granted under Plan A vested immediately but were subject to a four-year lockup period. The options granted under Plan B and Plan C1 vested over a four year period with 25% of these options vesting each year. Under Plan C2, options were immediately exercisable.

Our Board of Directors has the authority to amend each of the Prior Plans.

Option Purchase Plan “Employment Consideration”

In 2015 we have granted one member of the EC, in the aggregate, options that will give him the right to acquire shares. Contingent upon continued employment and approval of our Board of Directors, such options vesting conditions are as follows:

• 45,000 options which became purchasable on July 15, 2015, on a four-year period at a price of CHF 0.14548 per share with 25% having vested on July 14, 2016 and a further 25% vesting on each of July 14, 2017, July 14, 2018 and July 14, 2019; upon consummation of the proposed IPO, the 33,750 unvested options were accelerated and vested upon consummation of the IPO; and

• 98,500 options which were granted on July 15, 2016 at a price of CHF 0.14548 per share and will vest over a four-year period with 25% vesting on each of July 14, 2017, July 14, 2018, July 14, 2019 and July 14, 2020. Due to the departure of the employee in the fourth quarter of 2016, the initial grant was considered forfeited as the vesting conditions of the 98,500 options would not be met. Subsequently, an agreement was formalized whereby 50% of the previously forfeited options (49,250 options) would be awarded as a replacement grant with no remaining service condition, which has been accounted for as a new award granted on the date of forfeiture of the original award. The fourth quarter 2016 grant date fair value of the replacement was CHF 674,000.

Other

Employment Contracts

The Executive Committee of the Company is employed under employment contracts of unlimited duration with a notice period of six months for the Chief Executive Officer, three months for the Chief Scientific Officer and two months for the Chief Administrative Officer. Executive members are not contractually entitled to termination payments other than the vested portions of the stock options.